Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, NY 11101

Tel: (516) 867-8383

April 14, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     File No. 333-190788

Dear Mr. Reynolds:

As the Chief Executive Officer, Chairman of the Board of Directors and the Principal Executive Officer of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Issuer"), I hereby state as follows:

This confirms that in accordance with Item 501 of Registration S-K Subpart 229.501(b) - Registration Statement and Prospectus Provisions the outside front cover page of the prospectus will be limited to one page.

This confirms that in accordance with Item 501 of Registration S-K Subpart 229.512(h) - Undetakings we hereby request for acceleration of the effective date to today's date, Monday April 14, 2014.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Fernando Oswaldo Leonzo
Fernando Oswaldo Leonzo
Chief Execuyive Officer

cc:     David Link

A signed original of this written statement will be retained by Hispanica International Delights of America, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.